January 5, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Attention:	Ms. Pamela A. Long, Assistant Director Ms. Lesli Sheppard, Senior Staff Attorney Mr. Matt Franker, Staff Attorney

RE:	Jacuzzi Brands, Inc. Draft Response to Comments Furnished on December 22, 2006 Regarding Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Submitted December 27, 2006 File No. 1-14557
     Ladies and Gentlemen:
     On behalf of Jacuzzi Brands, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 4, 2007 with respect to the above-captioned Preliminary Proxy Statement on Schedule 14A (the “proxy statement”).
     This letter and the Company’s amended proxy statement on Schedule 14A (the “Revised Proxy”) are being filed with the Commission electronically today.
     For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of the Company. All references to page numbers in the Company’s responses are to the pages in the Revised Proxy.

General
1.	We note your proposed response to comment 3 of our letter dated December 22, 2006. Please also revise your disclosure to clarify whether all of your negotiations were in contemplation of a cash merger and, if this was the case, address why you did not consider alternatives that would permit your investors to have an on-going equity participation in your business.

Response:
     Pursuant to the Staff’s comment, we have revised the proxy statement on page 17.
Public Market Comparables Sum-of-the-Parts Analysis, page 29
2.	We note your response to comment 18 of our letter dated December 1, 2006, states, in part, that Lazard “supplemented those derived multiples on the basis of [it]s professional judgment and experience, including the different circumstances of the Jacuzzi Bath division and the Zurn business.” Please revise your discussion under this heading to disclose the estimated 2007 EBITDA multiples for companies comparable to each division’s operations as well as how Lazard supplemented each such derived multiple. Please be specific in your response.

Response:
     Pursuant to the Staff’s comment, we have revised the proxy statement beginning on page 29.
3.	We note receipt of the information requested in comment 28 of our letter dated December 1, 2006. Please be advised that you are responsible for considering whether additional specific disclosures of material information are required to make the statements in the proxy statement not misleading. Please confirm your understanding. Please also revise your proxy statement under the subheading “Where You Can Find More Information” to include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Response:
     Pursuant to the Staff’s comments, we have revised the proxy statement beginning on page 85. In addition, the Company confirms its understanding that it is responsible for considering whether additional specific disclosures of material information are required to make the statements in the proxy statement not misleading.

Debt Financing, page 32
4.	We note your response to comment 2 of our letter dated December 22, 2006. Please revise to clarify what you mean by “other customary conditions for financings of this type” in the last bullet point under this subheading on page 33.

Response:
     Pursuant to the Staff’s comment, we have revised the proxy statement on page 33.
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     Please contact the undersigned at (212) 450-4350 should you require further information or have any questions.

Sincerely,
/s/ John A. Bick
John A. Bick

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